UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Children’s Place, Inc.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

168905107
(CUSIP Number)

Turki Saleh A. AlRajhi

Muhammad Asif Seemab

Mithaq Capital SPC

c/o Synergy, Anas Ibn Malik Road

Al Malqa, Riyadh 13521

Saudi Arabia

+966 11 222 2210

with a copy to:

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Capital SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Global
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Turki Saleh A. AlRajhi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) IN

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Muhammad Asif Seemab
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) IN

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Snowball Compounding Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) IN

* All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 16, 2024 (the “Initial 13D” and the Initial 13D as amended and supplement by this Amendment No. 1, the “Schedule 13D”) relating to the common shares, par value $0.10 per share (the “Common Shares”) of The Children’s Place, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 1 but not otherwise defined shall have the respective meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

Letter Agreement

On February 29, 2024, Mithaq SPC and the Issuer entered into a letter agreement (the “Letter Agreement”) for purposes of, among other things, ensuring an orderly transition of the governance of the Issuer following Mithaq SPC’s acquisition of over 50% of the outstanding shares of common stock of the Issuer. Pursuant to the Letter Agreement:

•	Turki Saleh A. AlRajhi (one of the Reporting Persons), Muhammad Asif Seemab (one of the Reporting Persons), Muhammad Umair and Hussan Arshad (collectively, the “Mithaq Appointees”) have been appointed to the board of directors of the Issuer (the “Board”), effective as of February 29, 2024. Mr. AlRajhi has also been appointed as the Chairman-Elect of the Board and is sharing Chairman duties with the current Chairman, Norman Matthews, during a transitional period, and the Bylaws of the Company were amended on February 29, 2024 to reflect the foregoing.

•	Elizabeth Boland, Alicia Enciso, Katherine Kountze and Wesley S. McDonald have resigned from the Board, effective February 29, 2024, and Norman Matthews, John E. Bachman, Debby Reiner and Michael Shaffer have each delivered letters of resignation to the Issuer resigning from the Board, effective upon the funding of the Delayed Draw Term Loan (as defined below). The size of the Board is currently fixed at ten (10) pursuant to the Letter Agreement and is required by the Letter Agreement to be reduced to six (6) following the effectiveness of the resignations of Norman Matthews, John E. Bachman, Debby Reiner and Michael Shaffer.

•	Mithaq SPC and the Issuer will identify two individuals (who may be remaining Board members from the Company’s prior ten person Board) who are independent of Mithaq SPC and reasonably acceptable to both Mithaq SPC and the remaining non-Mithaq SPC appointed Board members for nomination for election to the Board at the Issuer’s 2024 annual stockholder meeting (the “2024 Annual Meeting”). The remaining nominees for election to the Board at the 2024 Annual Meeting will consist of the Mithaq Appointees. The Issuer has agreed to hold the 2024 Annual Meeting no earlier than May 1, 2024 and no later than May 31, 2024 (unless prohibited by law). Mithaq SPC has agreed to and to cause its affiliates to cause to be present for quorum purposes and to vote or cause to be voted any Common Shares beneficially owned by them in favor of the Mithaq Appointees and the Independent Nominees.

•	The Audit Committee of the Board has been reconstituted to be comprised of the following directors: John E. Bachman (Chair), Michael Shaffer and Hussan Arshad. The Human Capital and Compensation Committee of the Board has been reconstituted to be comprised of the following directors: Muhammad Asif Seemab (Chair), Debby Reiner and Norman Matthews. The Corporate Responsibility, Sustainability & Governance Committee of the Board has been reconstituted to be comprised of the following directors: Hussan Arshad (Chair), John Frascotti and Norman Matthews.

•	The Board has also formed a special committee – the Efficiency and Optimization Committee – comprised of Board members Muhammad Asif Seemab and Muhammad Umair, as well as Jane Elfers, President, CEO and Board member of the Issuer. The purpose of this committee is to identify and make recommendations to the Board with respect to increasing business competitiveness through efficient cost management at the Issuer.

•	The Issuer is required to use reasonable best efforts to commence and complete a registered rights offering of up to approximately $90.0 million by distributing transferrable subscription rights to the stockholders of the Issuer at the applicable record date to purchase shares of common stock of the Issuer.

•	The Issuer has agreed that, during the Board’s transitional period, the Board will not make any “Major Decision”, including certain governance changes, certain significant operational and financial decisions, certain transactions in the securities of the Issuer and its subsidiaries or certain extraordinary transactions (for example, a merger, sale of the Issuer, or bankruptcy filing) without, subject to certain exceptions, the affirmative vote of at least seven directors.

•	The Letter Agreement also provides that for so long as the Issuer remains a public reporting company, certain transactions between the Issuer and its subsidiaries on the one hand and Mithaq SPC and its affiliates (other than the Issuer and its subsidiaries) on the other hand need to be either approved by a committee comprised solely of directors independent from Mithaq SPC or otherwise comply with to-be-established affiliate transaction policies. The Letter Agreement also contains releases by Mithaq SPC, the Company, and their respective affiliates of certain claims against each other and/or certain of their respective officers, directors and employees.

Mithaq Term Loans

Also on February 29, 2024, Mithaq SPC and the Issuer and certain of its subsidiaries entered into an Unsecured Promissory Note (the “Promissory Note”), providing for up to $78.6 million in term loans to the Issuer, consisting of (a) an initial term loan in an original aggregate principal amount of $30.0 million (the “Initial Term Loan”) and (b) a delayed draw term loan commitment amount of $48.6 million (the “Delayed Draw Term Loan”, and together with the Initial Term Loan, collectively, the “Mithaq Term Loans”). Also on February 29, 2024, the Issuer received the proceeds of the Initial Term Loan.

The Mithaq Term Loans mature on February 15, 2027. The Mithaq Term Loans are interest-free, unsecured, and are guaranteed by each of the Issuer’s subsidiaries that guarantee the Issuer’s existing revolving credit facility under its Amended and Restated Credit Agreement dated May 9, 2019, as amended (the “Credit Agreement”), with Wells Fargo, National Association (“Wells Fargo”), Truist Bank, Bank of America, N.A., HSBC Business Credit (USA) Inc., JPMorgan Chase Bank, N.A., and PNC Bank as lenders (collectively, the “Credit Agreement Lenders”) and Wells Fargo, as Administrative Agent, Collateral Agent, Swing Line Lender and Term Agent. The Mithaq Term Loans do not provide for any closing or similar fees.

In addition, the Mithaq Term Loans are to be made subject to a subordination agreement to be entered into between the Credit Agreement Lenders and Mithaq SPC, pursuant to which the Mithaq Term Loans will be subordinated in payment priority to the obligations of the Issuer and its subsidiaries under the Credit Agreement. Subject to such subordination terms, the Mithaq Term Loans are prepayable at any time and from time to time without penalty and do not require any mandatory prepayments.

The Promissory Note contains customary affirmative and negative covenants substantially similar to a subset of the covenants set forth in the Credit Agreement, including limits on the ability of the Company and its subsidiaries to incur certain liens, to incur certain indebtedness, to make certain investments, acquisitions, dispositions or restricted payments, or to change the nature of its business.

The Promissory Note contains certain customary events of default, which include (subject in certain cases to customary grace periods), nonpayment of principal, breach of other covenants in the Promissory Note, inaccuracy in representations or warranties, acceleration of certain other indebtedness (including under the Credit Agreement), certain events of bankruptcy, insolvency or reorganization, and invalidity of any part of the Promissory Note or the Letter Agreement (as defined below).

The Delayed Draw Term Loan is contemplated to be funded on or before March 29, 2024, subject to the satisfaction of certain conditions, including (i) the accuracy of customary representations and warranties, (ii) the absence of defaults under the Promissory Note, (iii) the Issuer having entered into and received aggregate proceeds (net of fees and expenses) of at least $121.0 million from either the term loan contemplated by the previously disclosed non-binding term sheet that the Issuer entered into with 1903P Loan Agent, LLC or another third-party financing arrangement with the consent of Mithaq SPC, (iv) the requisite Credit Agreement Lenders under the Credit Agreement having irrevocably waived the “change of control” event of default under the Credit Agreement in accordance with that certain Forbearance Agreement dated February 29, 2024 and entered into by and among the Issuer and the Credit Agreement Lenders (the “Forbearance Agreement”), and (v) the absence of other defaults under the Credit Agreement. Mithaq SPC may also choose to cause the Delayed Draw Term Loan to be drawn at any time on one business day’s notice. Also on February 29, 2024, the lenders under the Credit Agreement agreed by way of the Forbearance Agreement (to which the Reporting Persons are not parties) to forbear from enforcing certain rights and remedies under the Credit Agreement that arose in connection with the Issuer’s currently outstanding “change of control” event of default under the Credit Agreement for a limited forbearance period, and to a permanent waiver of such “change of control” event of default upon the satisfaction of certain conditions, including the Issuer’s receipt of proceeds from the Mithaq Term Loans.

The foregoing descriptions of the Letter Agreement and the Promissory Note are qualified in their entirety by reference to the full texts thereof, copies of which are filed as Exhibit 99.4 and Exhibit 99.5, respectively, to this Amendment No. 1 and each of which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby amended and supplemented by the addition of the following to the end thereof:

On February 29, 2024, Mithaq SPC and the Issuer entered into the Letter Agreement and the Promissory Note, each of which are described in Item 4 above and filed as Exhibit 99.4 and Exhibit 99.5, respectively, to this Amendment No. 1. Item 4 to this Amendment No. 1 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.4	Letter Agreement, dated February 29, 2024, between the Issuer and Mithaq Capital SPC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2024).
Exhibit 99.5	Unsecured Promissory Note, dated February 29, 2024, among the Issuer, certain subsidiaries of the Issuer, and Mithaq Capital SPC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2024	SNOWBALL COMPOUNDING LTD.

By: Mithaq Capital SPC, its sole stockholder

By:	/s/ Turki Saleh A. AlRajhi
	Name:	Turki Saleh A. AlRajhi
	Title:	Director

Date: March 4, 2024	MITHAQ CAPITAL SPC

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: March 4, 2024	MITHAQ CAPITAL

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: March 4, 2024	MITHAQ GLOBAL

	By:	/s/ Turki Saleh A. AlRajhi
		Name:	Turki Saleh A. AlRajhi
		Title:	Director

Date: March 4, 2024	TURKI SALEH A. ALRAJHI

	By:	/s/ Turki Saleh A. AlRajhi
Turki Saleh A. AlRajhi

Date: March 4, 2024	MUHAMMAD ASIF SEEMAB

	By:	/s/ Muhammad Asif Seemab
Muhammad Asif Seemab